Exhibit 99.2

HEXO Corp.
Management's Discussion & Analysis

For the three months ended October 31, 2020

Management’s Discussion & Analysis

Table of Contents

INTRODUCTION & DISCLAIMERS	3

COMPANY OVERVIEW	4

VISION, MISSION AND VALUES	5

STRATEGIC PRIORITIES	5
OPERATIONAL EXCELLENCE	7
INNOVATION	7
MARKET LEADERSHIP	8

HEXO GROUP OF FACILITIES	10

CANADIAN CANNABIS BUSINESS	11

HEXO USA	12

COVID-19 UPDATE	13

CORPORATE SOCIAL RESPONSIBILITY	14

OTHER CORPORATE HIGHLIGHTS AND EVENTS	14

OPERATIONAL AND FINANCIAL HIGHLIGHTS	18

SUMMARY OF RESULTS	19

ADJUSTED EBITDA	27

QUARTERLY RESULTS SUMMARY	28

FINANCIAL POSITION	28

LIQUIDITY AND CAPITAL RESOURCES	29

CAPITAL RESOURCES	30

CAPITALIZATION TABLE	31

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS	32

FINANCIAL RISK MANAGEMENT	33

CRITICAL ACCOUNTING ASSUMPTIONS	35

RELATED PARTY TRANSACTIONS	35

INTERNAL CONTROLS OVER FINANCIAL REPORTING	36

RISK FACTORS	39

2    MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended October 31, 2020

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Introduction & Disclaimers

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three months ended October 31, 2020. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). This MD&A is supplemental to, and should be read in conjunction with, our condensed interim consolidated financial statements for the three months ended October 31, 2020 and our audited consolidated financial statements for the year ended July 31, 2020. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and partnerships and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of business activities, including potential acquisitions;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles, beverages and extract products (“cannabis derivatives”), and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the Company’s business ventures with Molson Coors through each of the Truss entities and the future impact thereof;

•	the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Company’s operations;

•	the performance of the Company’s business and operations;

•	securities class action and other litigation to which the Company is subject;

•	the Company’s ability to remain listed on the NYSE and the impact of any actions it may be required to take to remain listed; and

•	the impact of the COVID-19 coronavirus pandemic on the operations of the Company.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

•	the Company’s ability to implement its growth strategies;

•	the Company’s ability to complete the conversion, improvements or buildout of its owned and leased facilities on time and on budget;

•	the Company’s competitive advantages;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	the impact of competition;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to keep pace with changing consumer preferences;

•	the Company’s ability to protect intellectual property;

•	the Company’s ability to manage and integrate acquisitions;

•	the Company’s ability to retain key personnel; and

•	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

3    MD&A

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated December 14, 2020.

Company Overview

HEXO is a consumer-packaged goods (“CPG”) cannabis company. Our goal is to become a global cannabis industry leader with one of the highest market shares in Canada. We currently hold the top four market share position nationally for adult use cannabis1. Our global growth strategy is to leverage our regulatory moat to create unique consumer experiences through regulated molecules that can be inserted in any consumable product through advanced platform technologies. Our path to market is to partner with existing fortune 500 CPG companies to introduce Powered by HEXO products across their existing manufacturing and distribution infrastructure. Our first partner is Molson Coors with whom we’ve already achieved the number one market share position in Canada for cannabis beverages2. We’ve also begun CBD beverage manufacturing and distribution in Colorado, powered by HEXO leveraging Molson Coors infrastructure in the USA. We look forward to the US legal landscape evolving to permit national distribution, where our advanced knowledge of the technology of cannabis, paired with Molson’s consumer insights and distribution will create significant operating leverage.

In Canada, HEXO is focused on selling adult use cannabis to consumers who count on us for safe and reputable, high-quality products. We have taken the HEXO brand international with our medical cannabis product offerings in Israel. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers.

HEXO’s operations are split between Quebec and Ontario, we are licensed to cultivate, process, market, research and develop and sell adult-use and medical cannabis, cannabis-derived extracts and derivative products in Canada under the provisions of the Cannabis Act and globally where applicable international and Canadian regulations permit.

HEXO believes in a few years a handful of companies will control a significant portion of the global market share, and that we are positioning ourselves to be one of these companies3. We believe that having strong standards of operational excellence, executing at scale, growing low-cost high-quality cannabis, having strong CPG partnerships and becoming profitable in Canada is critical to attaining global success. Our presence covers over 95% of the Canadian population through most major Canadian markets via our governmental and private retail distribution agreements and five-year contract as a preferred supplier with Quebec’s Société québécoise du cannabis (“SQDC”).

As at the date of this MD&A, the cultivation, manufacturing and sale of medical and adult-use cannabis have been recognized as essential services across Canada. We remain vigilant to continue delivering our products in a safe and reliable manner to our partners, medical patients and customers. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to the COVID-19 pandemic within each region.

We are currently dual listed on the TSX and the NYSE4 and in doing so have increased our access to the United States and global investors.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

[1]	Derived from recently available financial information of the Company’s top 5 direct competitors’ Canadian adult-use net revenue.
[2]	Source: https://www.bnnbloomberg.ca/cannabis-canada-weekly-slow-start-for-pot-drinks-sentiment-shifts-for-u-s-global-legalization-1.1532064
[3]

Based on: (i) analyst commentary on the development of the cannabis industry in Canaccord Genuity Corp.’s report entitled “Cannabis Monthly, February 2019”, dated February 20, 2019; (ii) the example of how the alcohol industry developed and consolidated post-prohibition, general commentary and analysis about the adult-use cannabis industry to the effect that, as a similar regulated industry, it can be expected to develop and consolidate in a similar fashion, and evidence that this is currently the trend in the industry; (iii) the Company’s review of existing and developing cannabis sales by other licensed producers since the legalization of the adult-use cannabis market; (iv) the Company’s current position in the adult-use market and its belief as to its competitive advantages arising from: (A) being a market leader in Quebec, its expansion into other select markets in Canada particularly Ontario, and increasing market share of sales in those markets; (B) offering a selection of products at a variety of price points; (C) maintaining a competitive cost structure; and (D) its joint venture with Molson Coors.

[4]

On April 7, 2020 the Company was no longer in compliance with the NYSE’s US$1.00 share price continued listing standard (the “Price Listing Standard”) as a result of the average closing price of its common shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. See section ‘Non-Compliance with NYSE Listing Notification.’

4    MD&A

Vision, Mission and Values

MISSION

To enhance people’s enjoyment of life by creating globally trusted brands of easy-to-use and easy-to-understand cannabis products.

VISION

To create branded, consistent, quick onset and offset cannabis experiences for sleep, sport, sex and fun delivered through a full range of “Powered by HEXO” products developed in-house and in partnership with Fortune 500 partners.

OUR VALUES

Execution - deliver on our commitments;

Collaboration - work towards our common goals, grow through radical and respectful honesty and share in our collective success;

Innovation - innovate through our products and our business solutions. We take risks, learn, grow from failure and continuously strive for excellence; and

Integrity - do the right thing, for our people, our shareholders, our consumers, our community and our planet.

Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – innovation, cultivation, production, product development, distribution – we exercise rigor which allows us to offer adult-use consumers and medical cannabis patients uncompromising quality and safety.

Our strategy is built on three pillars: operational excellence, innovation and market leadership. In striving to achieve operational excellence our immediate focus remains on effective demand planning and production. We are continuously looking to implement more effective techniques to streamline operations, align production with market demand, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company’s focus on profitability. The innovation department consistently working towards developing modern, cutting edge cannabis products for the Canadian cannabis derivatives market. We plan to invest in even better, science-backed cannabis experiences and platform technology, as we continue to develop advanced ingredients formulations for use with our partners. To expand our market leadership, we will use our dominant position in the province of Quebec to strengthen distribution in select major markets across the country with our brands, UP Cannabis, HEXO Plus, HEXO and Original Stash to drive market share and profitability.

We adapt and adjust our approach, as needed, to achieve our goals under these three pillars in response to the evolving cannabis market and acquired data. An example of this is the newest brand offerings by the Company, HEXO Plus which was conceived and launched into Quebec, in response to strong market demand for high THC content cannabis products5 and subsequently, the reintroduction of UP Cannabis to the market, also catering to the 20%+ THC market.

Truss Beverage Co.

We sought from the early onset of legalized adult-use cannabis in Canada to position ourselves to meet the cannabis beverage market head on. This was accomplished through the formation of Truss Limited Partnership (“Truss” or “Truss Beverage Co.”) our Canadian business venture with Molson Coors Canada (“Molson Canada”). Currently, offering one of the widest portfolios of cannabis infused beverages and extract products in the Canadian market, these “Powered by HEXOTM” beverages have begun to be rolled out across select Canadian provinces.

The average consumers appetite for smoke free alternatives to cannabis consumption6 continues to shift and solidify through the introduction of Cannabis 2.0 products into Canada. HEXO believes that through Truss beverages, a range of experiences from high CBD found in Veryvell sparkling flavored water to the latest offering XMG, which offers 10mg of THC per beverage well positions the Company meet this demand through a well-balanced, broad suite of beverage offerings.

Truss is committed to developing and producing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. The CBD and THC products within the portfolio have been developed with consumer input at every stage of development. The current portfolio consists of the following five brands:

Little Victory: Vibrant, naturally flavoured sparkling beverages to toast to any of life’s little victories;

House of Terpenes: A range of sparkling tonics with botanically sourced terpenes that celebrate the flavours of cannabis;

Mollo: Crisp with an easy drinking taste;

Veryvell: A complete line-up of products to support your self-care journey; and

XMG: Bold and high intensity flavoured beverages.

[5]	Based upon the Company’s analysis of target demographics and internal sales velocity within the province of Quebec.
[6]

Surveyed likely users of adult-use cannabis responded that they were 37% inclined to consume legal cannabis infused beverages per Deloitte’s “Nurturing new growth: Canada gets ready for Cannabis 2.0” report.

5    MD&A

During the period, additional beverage products under the Mollo and House of Terpenes brand were made available for public consumption, the release of Little Victory, XMG and additional Veryvell products followed thereafter.

The Truss beverages are produced and distributed from HEXO’s Belleville facility. Currently, the beverage related operations are conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or “HEXO CIB”) under HEXO’s licensing, until Truss obtains its own separate license (see section ‘Cannabis Infused Beverage (“CIB”)’). We expect Truss to acquire the appropriate selling license from Health Canada during calendar year 20217, at which point sales and operations will transfer to Truss. Truss submitted their independent application to Health Canada on October 26, 2020.

We continue to believe in the potential of partnership opportunities in the cannabis space. We are now opening ourselves up to explore other types of partnership opportunities with CPG companies. As this approach continues to evolve, we are looking forward to introducing new formulations into the cannabis market.

THREE STRATEGIC PILLARS

Our strategic pillars reflect our belief that companies that achieve large-scale distribution and a well-rounded spectrum of products are the best positioned to create high brand value which will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our “powered by HEXO” experiences across the full spectrum of products, price points and delivery methods.

[7]

Due to the experienced delay in obtaining the Belleville facility’s sales license, in part, due to Health Canada and the COVID-19 pandemic related delays, the expected timing for Truss acquiring their independent license has been delayed. The Company expects to receive licensing within the 2021 calendar year. The assumption of acquiring this licensing is derived through the Company’s internal expertise and historical experience in obtaining licensing from Health Canada.

6    MD&A

Operational Excellence

We have been cultivating cannabis since 2014 under the Cannabis Act of 2018 regulatory regime and its predecessor (“Cannabis Regulations”), growing and producing high-quality cannabis. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies, improve yields and decrease costs.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production: an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people. These conditions allow us to continue to focus on ensuring that we maintain our low-cost production and move towards achieving profitability in the Canadian market.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to three of the country’s major urban areas, Montreal, Ottawa and Toronto. We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

Innovation

Empowering the world to have safe and pleasurable cannabis experiences powered by HEXO technology.

Our focus on research, innovation, technology and product development also reflects our strategic priorities. Our Innovation team benefits from experience in CPG innovation and is actively exploring ways to increase our expertise related to cannabis applications and forms of delivery and to expand our product range. We continue to invest in our technology platform, focusing on the future of cannabis, and our proven ability to create new products and formulations that meet the increasing demands of the global cannabis consumer. We possess one of the cannabis industry’s top cannabis IP portfolio’s.8

HEXO has launched its initial derivative products consisting of Original Stash hash products, KLIK9, softgels, vapes and the beverage products as disclosed in section “Truss Beverages.” Original Stash’s hash products represented the first of its kind, being dry sift hash products. The Original Stash dried flower 28g value format was one of Canada’s first bulk product offerings.

Through HEXO’s proven innovation capability and quality cannabis that the adult-use market has come to expect, this new platform for cannabis derivative products offers us the ability to target curious new adult-use clientele and attract consumers who may otherwise purchase cannabis from unlicensed dispensaries and black market participants. We will do this by offering legal, safe, consistent, tested and appealing product options.

We continue to assess market demands and research new and exciting ways to bring our HEXO and Powered by HEXOTM products to capitalize on opportunities in the cannabis derivatives market.

Beyond the funds required for our currently planned capital investments in cultivation, distribution and processing capacity, we expect to allocate the majority of our capital to product innovation, development and production. An element of this focus is the continued development of our Belleville, Ontario facility, which, houses manufacturing and distribution of the Company’s legacy and cannabis 2.0 products, as well as the operations of HEXO CIB and potential future CPG partnerships. This will directly support our continued leadership position in the Canadian cannabis market as it now allows for increased logistical efficiency and cost effectiveness – as both a distributor and a product innovator.

Keystone Isolation Technologies Inc.

We established the venture Keystone Isolation Technologies Inc. (“KIT”) of which HEXO holds a 60% interest. Through KIT we believe we have obtained high capacity, top echelon technology for cleaning cannabis and hemp of harmful pesticides, and isolating cannabinoids, which we believe enables us to bring these quality extracts to our potential future partners. We believe KIT will provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and global market for cannabis derivatives.

Innovation and Trim Management

Cannabis trim is a product of the harvesting process in which the flower and trim is removed from the plant along with other extraneous plant matter. As trim is a by-product, the total volume of trim, by its nature, is subject to overall cultivation volumes of the Company and therefore, from harvest to harvest may increase relative to total harvested volumes. Towards the end of fiscal 2020 a trim management initiative was established to increase the Company’s trim utilization and also systematically reduce the balance of this inventory on hand. This inventory is being used as the primary ingredient in the manufacturing of our Original Stash products, hash and pre-rolls.

During the first quarter of fiscal 2021, the Company utilized more trim than it produced, thus reducing the on hand inventory balance period over period. The Company continues to look towards improving cultivation processes and maximizing the potency (content of cannabinoids within the plants) of produced flower and trim. Historically, the buildup of trim in inventory lead to increased cost of sales, impairment losses and decreased gross margin due to limited value adding options for trim usage. Thus, the effort in tactically reducing

[8]	Based upon a third-party report which compares the Company’s published patent applications relative to its peers in the Canadian Cannabis market using the recently available public data.
[9]

KLIK is a high-quality distillate which includes purified THC and CBD and plant derived terpenes and comes in a convenient, easy-to-use applicator for mess-free, metered dosing. OS. KLIK distillate can be vaporized or inhaled.

7    MD&A

our trim inventory is aimed to normalize these metrics. Going forward, trim is expected to be utilized within select additional Original cannabis 2.0 products. Previously the Company anticipated the potential utilization of trim for distillate creation purposes, however current forecasting predicts this will not be necessary to meet utilization targets or market demand.

Market Leadership

We believe these initial formative years, post legalization in Canada, are proving to be the most critical in determining the future shape of the cannabis industry in Canada and that country-wide distribution and financial strength will be critical to securing a top market position. The regulatory environment for the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and the continuously evolving Canadian cannabis industry’s supply and demand conditions, amongst other factors, makes it clear that market penetration and brand awareness are essential during this period. For this and other reasons, we have deliberately set out to build a strong position in our initial jurisdiction, Quebec, where we maintain the number one adult-use market share10 while expanding to all ten Provinces of Canada through provincial supply agreements and arrangements. In the current period, we have increased our gross sales outside of Quebec to 46% from 39% in the previous quarter and believe we will continue to diversify our revenue base. We believe by offering a diverse house of brands that resonate with consumers across market segments, representing innovation, quality and consistency of experience, we will obtain a leading Canadian market share.

[10]	Based upon sales volumes obtained from the SQDC.

8    MD&A

HOUSE OF BRANDS

PREMIUM

HEXO Plus offers a high-THC potency with a stronger terpene profile, creating a rich sensorial experience.

HEXO Plus comes from the same quality and innovation that is built in to HEXO's award-winning products that Quebecers know and love.

PREMIUM

UP Cannabis, quality cannabis in the premium category, with brand promise of 20%+ THC for the discerning cannabis consumer, celebrating the virtues of Canadian life.

MID MARKET

HEXO is the flagship brand under which the Company entered the adult-use market upon legalization in Canada.

HEXO currently offers a variety of quality dried cannabis and cannabis derivative 2.0 products in cannabis flower, milled, decarb, vape and oil product formats. The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains

VALUE

Original Stash is a mass market brand that goes back to why we consume cannabis: for the simple pleasure it gives us. Original Stash is focused on frequent Canadian cannabis consumers, who want quality cannabis, but are conscious of legal market premiums.

Original Stash first entered the market with a 28- gram product offering, containing a blend of cannabis flower. This volume format was the first of its kind in the legal Canadian market, and the Company is proud to be able to bring it to Canadian consumers.

QUALITY WEED. TOTALLY LEGIT.

POWERED BY HEXO

The Company's first partnership established with Molson Canada, Truss Beverage Co. offers a variety of cannabis infused beverages, powered by HEXO.

Five product lines under the Truss Beverage Co. umbrella have been established with a variety of tastes, active ingredient content and consumption formats.

HEXO GROUP OF FACILITIES

The following provides information about HEXO’s facilities:

Gatineau, Quebec

HEXO’s Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as Building 9 or B9. Except as noted below, the facility is licensed by Health Canada (Standard Cultivation, Standard Processing, Sale for Medical Purposes, (current license was amended during the period and was effective April 7, 2020 and expires April 7, 2023), and Research (the previous license obtained October 25, 2019 was amended to include the Belleville and Vaughn facilities, with the result that the current license is effective August 27, 2020 and expires October 25, 2024)) and fully operational.

The finalization of the security system, along with other fit ups are required to have the final phase licensed. These activities were estimated to resume in the second quarter of fiscal 2021, however, due to an alignment of the Company’s inventory needs relative to market demand and future planned product launch dates the new expected completion for the project is estimated to occur towards the end of fiscal 2021.

As at October 31, 2020 the Gatineau facility is operational and directly and/or indirectly generates sales for the Company, with the exception of B9’s 5th phase. As at October 31, 2020 the approved budget was increased for phase 5 nominally by $295 to $5,845 with approximately $4,682 to be realized over the remaining course of fiscal 2021. The actual spend on phase 5 during the period was $190 which leaves the remaining approved budget capacity at $4,782.

Brantford, Ontario (R&D)	HEXO’s Brantford, Ontario facility is currently serving as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada’s pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current licence effective December 6, 2019 and expiring December 6, 2022)).

Belleville, Ontario (HEXO and Truss)

HEXO’s Belleville, Ontario facility is its centralized processing, manufacturing and distribution centre, featuring 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility acts as the Company’s main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. Truss, the Company’s venture with Molson Canada, is planned to operate at this facility once it obtains a separate license from Health Canada and it currently effectively operates under HEXO’s license through HEXO CIB. The Company has subleased 183,600 sq. ft. to Truss, which Truss has then subleased back to HEXO CIB pending Truss’ licensing. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara.

The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical Purposes (current licence effective October 21, 2020 and expiring October 21, 2023) as well as for Cannabis Research (effective August 27, 2020 and expires October 25, 2024). HEXO received an amendment to the licence to authorize non-medical sale of additional cannabis product types, including derivative products on May 29, 2020. Accordingly, the facility is now operational manufacturing and selling activity, the remaining budget relates to continuous improvements to operations and administrative areas.

Belleville, Ontario (KIT)

KIT is expected to operate out of a separate area within the Belleville facility and provide the Company with high quality extraction technology to facilitate production transformation of certain of the Company’s derivative products. KIT will effectively operate under the Company’s license as described in section ‘Belleville, Ontario (HEXO)’.

KIT remains non-operational as at October 31, 2020.

The initially drafted budget was targeted at approximately $5,500 to take KIT operational. However, as previously disclosed, the budget was in its early stages of formulation and was subject to material change. During the period management has revised the KIT budget to an approximate $10,550 based upon current construction and equipment needs. The budget has been built using industry comparables and remains in draft and therefore subject to refinement as progress is made towards activating the build. As of the date of this MD&A, management plans to have KIT operational before the end of fiscal 2021.

10    MD&A

Montreal, Quebec (SQDC distribution)	HEXO’s Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc. It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational and is regulated by the SQDC and does not require licensing by Health Canada.

Vaughan, Ontario	HEXO’s Vaughan, Ontario facility is its planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The facility includes a sensory testing area and a complete commercial kitchen. The facility received its Cannabis Research license on August 27, 2020 which is effective until October 25, 2024.

Ottawa, Ontario (Corporate headquarters)	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its corporate head office.

Canadian Cannabis Business

Adult-Use

The Canadian adult-use cannabis industry was legalized on October 17, 2018. All provinces and territories established their respective cannabis market retail approach, ranging from private entities to government-owned retail, as well as a combined approach in several jurisdictions. The Company holds supply agreements and arrangements within all ten provinces of Canada allowing for market access within the major populations of Canada. The availability of products may change within certain provinces from time to time, based up on the Company’s current demands and strategic focus.

Legalized Canadian cannabis has grown into an approximated annual $2.9 billion retail industry since its inception, gaining $0.7 billion in value over the course of 202011. However, there have been several changes in market conditions and assumptions which have created significant challenges for the cannabis industry in Canada, including HEXO. Revenue growth in the Canadian market continues to be hindered by slower than expected store openings, particularly in Ontario and Quebec12, which are the most populous provinces in Canada. Dry flower and cannabis derivative products pricing levels experience volatility and continue adjust to accommodate supply and demand levels since legalization and with initial consumer sell through being slower than expected. The illegal market continues to hold a significant share of the total Canadian cannabis market13. HEXO launched Original Stash, a quality brand, one of the first of its kind, that is designed to compete with the illegal cannabis market and increase our overall market share.

During the period the Company maintained the top market position in Quebec at 29% by sales volume14. Cannabis beverage sales The Company improved market share in another major Canadian market, Alberta during the period to approximately 7% from 5.5% in the previous quarter15. The Ontario market share remained consistent at an approximate 4.5%, however, the Company obtained a top five position of dried flower sales in the province16. Through the release of the Truss beverages, the Company captured market shares of 58% and 21% in the two largest Canadian markets Quebec11 and Ontario13, respectively.

[11]	Stats Canada August 2020 Report
[12]	Source: www.mjbizdaily.com/ontario-to-double-pace-of-new-cannabis-store-approvals.
[13]	Source: https://financialpost.com/cannabis/cannabis-business/illicit-pot-still-dominates-after-two-legal-years
[14]	Per SQDC derived metrics based on volumes sold during the period of Sept 13, 2020 to Dec 5, 2020.
[15]	Per internal review of accumulated private retail data.
[16]	Per internal review of OCS derived data.

11    MD&A

THE COMPANY’S DISTRIBUTION BY PROVINCE AND BRAND

*	As at October 31, 2020, Up was listed but not available in the provinces of BC, MB, SK, PEI, NS and NFLD.

UPDATE ON QUEBEC

As previously disclosed, at the onset of adult-use legalization in Canada, the Company established a five-year supply contract with the SQDC in which it was anticipated that 20 tonnes and 35 tonnes were to sold to the SQDC in years 1 and 2, respectively. This ultimately was not achieved (as previously disclosed) due to changes to the economic landscape surrounding the cannabis industry and market conditions which include but are not limited to, fewer brick and mortar SQDC stores (150 revised down to 100) than originally scheduled for initial rollout and evolving and more restrictive provincial regulation over cannabis consumption. We no longer expect to achieve the originally anticipated 45 tonnes in the third year of legalization under our contract with the SQDC. The Company notes, these volumes are non-binding targets and there are no requirements for the SQDC to purchase these amounts. Until there is greater clarity and stability of market conditions, it is difficult for the Company to predict with any degree of certainty what sales levels may be expected or achieved. In any event, we remain a preferred supplier of the SQDC as we continue to expand our product offerings and strive to achieve maximum sales based on the demands of consumers and maintain market leadership. We currently supply the SQDC with HEXO, HEXO Plus and Original Stash products as well as Truss beverage products (currently offered through HEXO CIB).

The Company continues to hold a distribution agreement with the SQDC under which, along with Metro Supply Chain Group Inc., we manage the warehouse and distribution of products from all licensed producers selling through the SQDCs direct-to-consumer adult-use online webstore within the province of Quebec. For the management of the warehouse and distribution of these online sales, the Company earns management fees from the SQDC, which are reflected as ancillary revenue in our financial statements.

Medical

Since our inception as a medical cannabis company in 2013 we have prided ourselves on our dedication to serving the medical market and its patients. We continue acting upon this dedication through offering select products from our adult-use portfolio to expand our medical offerings and provide a broader range of options to our valued patients. We proudly offer a variety of quality dried flower in the 30g packing format (as mandated by Health Canada, a medical cannabis authorized patent is allowed the lesser of 150 grams or a 30-day supply of dried cannabis (or the equivalent in cannabis product) in addition to the 30 grams allowed for adult-use purposes) ensures our patients an easy and efficient alternative to obtain their medical cannabis.

HEXO USA

The Company’s wholly owned U.S. based entity HEXO USA Inc (“HEXO USA”) was established to facilitate expansion into the US hemp market. We believe that strategic partners will be able to benefit from HEXO’s innovative product development, advanced research and development, intellectual property portfolio (pending patent approvals), low production cost, licensed infrastructure and regulatory know-how. These same strategic partnerships will provide the Company with established global distribution platforms and product expertise.

The Company is aiming to enter select U.S. states and to offer its “powered by HEXO” products via KIT and our future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements. Our first entry was gained in April 2020, through the creation of our Truss CBD USA venture in the State of Colorado with partner Molson Coors.

12    MD&A

Truss CBD USA Joint Business Venture

The Company and Molson Coors Beverage Company (“Molson Coors”) created a second business venture, Truss CBD USA LLC (“Truss CBD USA”). The venture was conceived to explore opportunities for non-alcoholic, hemp-derived CBD beverages in the State of Colorado. Established in Colorado, Truss CBD USA is majority owned by Molson Coors and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. Truss CBD USA and HEXO’s activities in relation to it will be conducted in accordance with all applicable laws.

The operations of Truss CBD USA were not material in the period.

The Company does not currently have and is not in the process of developing marijuana-related activities in U.S., even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a “U.S. Marijuana Issuer” within the meaning set forth in CSA Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities.

COVID-19 Update

During the three months ended October 31, 2020, the COVID-19 pandemic across Canada began what is being commonly referred to as its “second wave.” The second wave represents a period of increased COVID-19 cases for a myriad of reasons and has caused provincial governments to enact or re-enact COVID restrictions and protocols. As of the date of this MD&A, the cannabis industry remains to be deemed an essential service to Canadians.

During the period, the Company’s results, operations and financial position were not materially impacted by the COVID-19 global pandemic. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material. Refer to the section “Risk Factors” section for further COVID-19 related risks to the business.

People

In response to the pandemic we established a COVID-19 response team which is tasked to manage the Company’s information flow of COVID-19 updates, review public health and safety protocols as outlined by the appropriate governmental authorities and develop in house action plans to mitigate these risks and comply accordingly. We have transferred all functions which can do so, to work from home and operate purely from stay at home, web-based/teleconferencing platforms. For those functions which require to remain ‘on site’ from day one we increased our focus on social distancing, additional personal sanitation stations and through full personal safety equipment such as gloves and masks, as well as, additional hand sanitizing stations throughout our manufacturing and administrative facilities. We have implemented travel restrictions for work related travel where deemed unnecessary and restricted visitor access to our facilities. We implemented mandatory 14-day quarantines for all workers returning from vacations or out of country visits during the onset of the pandemic. We initiated a program ‘Hero Pay’ to support our cultivation and manufacturing employees who continue to work during the pandemic.

Operations

We performed a full review of all Health & Safety Standard Operating Procedures with specific focus on personal protective equipment as a result of the COVID-19 outbreak. We implemented protocols in early March 2020 that exceeded government health authorities’ recommendations, which remain in effect. HEXO’s operations have been minimally impacted by COVID-19 related issues. We currently do not foresee any impact to supply to the market and therefore, continue our cultivation, manufacturing and producing activities.

Distribution

The Provincial bodies have deemed cannabis retail as an essential service. As such our provincial distribution remains relatively unimpeded. It remains uncertain as to whether COVID-19 will ultimately increase or diminish demand and sales of cannabis across Canada, however, we continue to work with provincial and private entities towards the goal of penetrating deeper into all markets and allow for the public to safely and reliably consume our products.

Supply Chain

On a day-to-day basis, we continually monitor the economic response to COVID-19 and work together with our valued supply chain partners in order to mitigate various potential disruptions to our operations. To date, there have been no indicators of material issues to our supply chain.

Liquidity

At the date of this MD&A management believes that we possess sufficient resources and capital to meet any continuing COVID-19 health requirements in order to remain operationally compliant with the healthy authorities mandated regulations.

13    MD&A

Corporate Social Responsibility

At HEXO, our goal is to be one of Canada’s leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. We will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

Other Corporate Highlights and Events

FIRST QUARTER OF FISCAL 2021

Appointment of New CFO

On October 9, 2020, the Company appointed Mr. Trent MacDonald as acting CFO, taking over the position from Mr. Stephan Burwash. Upon the receipt of his Health Canada clearance on November 8, 2020, Mr. MacDonald was moved into the permanent role of CFO. Mr. MacDonald brings more than 15 years of financial executive experience to HEXO, working for both publicly listed and private enterprises. Most recently, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator that was recently named the Globe and Mail’s fastest growing company in Canada, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys’ (TSX: EMP.A) largest divisions and regions. Throughout his career, Trent has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability.

Appointment of New Director

On October 23, 2020 the Company appointed Emilio Imbriglio to its Board of Directors. Mr. Imbriglio’s appointment fills the vacancy on the Board of Directors created by Natalie Bourque’s resignation as a director earlier this year. Mr. Imbriglio has also been appointed as a member of the Board of Director’s Audit Committee. Mr. Imbriglio remains a non-voting member of the Board of Directors until he receives security clearance from Health Canada, which is currently in progress. Mr. Imbriglio is currently the President and CEO of Raymond Chabot Grant Thornton, a position he has held since 2013. He is a member of the Strategy Committee and Board of Governors of Grant Thornton International Ltd, representing over 140 countries, as well as Chair of its Budget and Audit Committee. An entrepreneur himself, Mr. Imbriglio has played a leading role in developing efficient teams and was the head of the Corporate Finance Consulting Group for almost 10 years. During this time, he spearheaded large-scale mergers, acquisitions and financing transactions, and served as a key government infrastructure and financing adviser, notably for the construction of the Centre hospitalier de l’Université de Montréal (CHUM) research centre and hospital. In addition to his financial executive experience, Mr. Imbriglio was a professor at Concordia and McGill universities for 18 years. He is actively involved in the community and is a member of the Board of Directors of Société Générale Canada and Finance Montréal. He has been a member of the TELUS Board of Directors and Community Investment Committee in Montréal, the Board of Directors of the Fondation du Centre hospitalier de l’Université de Montréal (CHUM) Capital Campaign Cabinet, the Board of Directors of Les amis de la montagne, the Green Municipal Fund (GMF) Council of the Federation of Canadian Municipalities (FCM) and the FCM’s Investment Committee, the Board of Directors of the Canadian Council for Public-Private Partnerships, as well as a member of the Santa Cabrini Hospital Board of Directors from 1997 to 2012, where he was Board Chairman from 2007 to 2012.

Proposal of Share Consolidation

On October 30, 2020 the Company announced a proposed consolidation of its common shares on the basis of eight pre-consolidation shares for one post-consolidation share (8:1) (the “Original Consolidation Ratio”). The purpose of the Consolidation is to increase the Company’s common share price to regain compliance with the US$1.00 minimum share price continued listing standard (the “NYSE Price Listing Standard”) of the New York Stock Exchange (the “NYSE”). On April 7, 2020, the Company received notification from the NYSE that it was no longer in compliance with the NYSE Price Listing Standard as a result of the average closing price of the Company’s common shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. The Company believes curing the non-compliance with the NYSE Price Listing Standard and avoiding a delisting of the common shares from the NYSE is in the best interests of the Company and its shareholders, and the Consolidation is the most effective means of curing the non-compliance.

The Consolidation will be effected by the filing of articles of amendment to the Company’s articles under the Business Corporations Act (Ontario) and is subject to shareholder approval by way of a special resolution. The Consolidation was submitted to the Company’s shareholders for approval at an annual and special meeting of shareholders on December 11, 2020. The Consolidation is also subject to the approval of the NYSE and the Toronto Stock Exchange. Assuming the receipt of all approvals required for the Consolidation, it is expected the Consolidation will be implemented soon after the shareholders meeting. The Company will announce further details with respect to the implementation of the Consolidation once all required approvals have been obtained.

The Company will not be issuing fractional post-Consolidation common shares in connection with the Consolidation. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional common share, the number of post-Consolidation common shares issued to such shareholder shall be rounded up or down to the nearest whole number of common shares. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of common shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of common shares.

14    MD&A

SUBSEQUENT TO THE PERIOD

Restructuring

On November 17, 2020 the Company built upon the restructuring which began in the first quarter of fiscal 2021 by taking another necessary step in reorganizing the Company as progression towards positive adjusted EBITDA continues. The Company underwent a restructuring of its human resources department in which the department was scaled down from 23 employees to 9. Included in this was the departure of the Company’s Chief Human Officer, Dominique Jones. This activity rightsizes the human resources department to adequately support the ongoing operations and people of the Company, while simultaneously allowing the Company to proceed with leaning out its general and administrative expenses. The estimated severance and other related payroll activity for the restructuring is approximately $813, to be realized in the second quarter of fiscal 2021.

Revision and Approval of Share Consolidation

On December 7, 2020, the Company announced the revision to the previously proposed Original Consolidation Ratio. The Company believes the Original Consolidation Ratio should be revised downward in light of the recent increase in the trading price of the Common Shares and in order to maintain a liquid share float and reflect the Company’s confidence that it can execute on its growth strategy. The ratio was therefore changed for the proposed consolidation of the Common Shares from the Original Consolidation Ratio of eight (8) old Common Shares for one (1) new Common Share to a ratio of four (4) old Common Shares for one (1) new Common Share (the “New Consolidation Ratio”).

The Company’s annual general meeting was held on December 11, 2020, and the special resolution authorizing and approving the New Consolidation Ratio was passed. The Consolidation will become effective by the filing of articles of amendment to the Company’s articles under the Business Corporations Act (Ontario) on December 15, 2020, and it is expected it will be implemented soon thereafter.

15    MD&A

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) non-recurring expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, non-recurring expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in “Gross profit before fair value adjustments” with the adjustment that this metric excludes the write-offs of inventory and biological assets, write downs to net realizable value and destruction costs. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets —   Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this MD&A represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company’s statement of loss and comprehensive loss for the three months ended October 31, 2020.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

17    MD&A

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company’s perpetual sales activity vs. the future “to be” discontinued sales stream, cannabis infused beverages. As discussed in section ‘Beverage Based Adult-Use Sales,’ the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss obtains the appropriate cannabis licensing under Health Canada.

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three months ended October 31, 2020, July 31, 2020 and October 31, 2019:

For the three months ended
Income Statement Snapshot	October 31, 2020	July 31, 2020	October 31, 2019[1]
	$	$	$
Revenue from sale of goods	41,300	36,140	19,297
Excise taxes	(11,887)	(9,082)	(4,839)

Net revenue from sale of goods	29,413	27,058	14,458
Ancillary revenue	55	87	41

Total revenue	29,468	27,145	14,499
Gross profit before adjustments[2]	10,381	8,104	4,552
Gross profit/(loss) before fair value adjustments[2]	11,924	(36,012)	(21,327)
Gross profit/(loss)[2]	18,214	(34,690)	(20,939)
Operating expenses	(20,776)	(71,509)	(39,524)

Loss from operations	(2,562)	(106,199)	(60,463)
Other expenses and losses	(1,635)	(63,333)	(5,576)

Net loss before tax	(4,197)	(169,532)	(66,039)
Tax recovery	—	—	6,023

Total Net loss	(4,197)	(169,532)	(66,016)

[1]	The Company has adjusted the presentation of gross profit before fair value adjustments by removing inventory and biological asset write offs and impairment losses.
[2]	See section ‘Cost of Sales, Excise Taxes and Fair Value Adjustments’ for reconciliation of gross profits

Operational Results

For the three months ended	October 31, 2020	July 31, 2020	April 30, 2020	January 31, 2020	October 31, 2019
Total kilograms produced of dried gram equivalents (kg)	17,462	16,540	19,130	22,305	16,107

As at	October 31, 2020	July 31, 2020	April 30, 2020	January 31, 2020	October 31, 2019
	$	$	$	$	$
Total cash and cash equivalents	149,773	184,173	94,325	80,426	41,277
Working Capital	250,312	223,216	215,661	189,210	150,244
Inventory	74,597	64,933	105,928	93,536	84,908

QUARTERLY FINANCIAL HIGHLIGHTS

•	Total net revenue in the current period increased by $2,323 from the previous quarter.

•	Total net revenue increased 103% from the comparative period of fiscal 2020.

•

The Company strengthened its reach outside of Quebec in several key Canadian markets during the period. The following represents the Company’s percentage of total adult-use sales per province in the current period compared to the fourth quarter of fiscal 2020;

•	Increase to 15% from 11% in Ontario;

•	Increase to 18% from 13% in Alberta; and

•	Increase to 6% from 2% in British Columbia.

•	The Company’s total Adjusted EBITDA loss improved to ($419) from ($3,250) in the previous quarter.

•	The Company recorded improved gross profits to $18,214 in the quarter, a betterment from gross losses of $34,690 and $20,939 in the previous quarter and the first quarter of fiscal 2020, respectively.

•	The period’s net loss was reduced by 94% as compared to the comparative period of fiscal year 2020.

18    MD&A

•

The Company’s harvested kg increased 5% quarter over quarter, as the planned reduction in the number of plants on hand during the previous period is phased out. The Company also notes that historically lower harvests are experienced in the first quarter of the fiscal year as a result of harvesting the lots produced during the warmer summer months.

Summary of Results

Revenue

	Units	Q1’21	Q4’20	Q3’20	Q2’20	Q1’20
ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis gross revenue	$	35,898	31,164	29,316	22,983	18,250
Adult-use excise taxes	$	(11,554)	(8,589)	(8,702)	(6,722)	(4,666)

Adult-use cannabis net revenue	$	24,344	22,575	20,614	16,261	13,584
Dried grams and gram equivalents sold (kg)	kg	11,241	7,661	9,271	6,579	4,196

Adult-use net revenue/gram equivalent	$	2.17	2.95	2.22	2.47	3.24

ADULT-USE (BEVERAGES)
Adult-use cannabis gross revenue	$	3,302	2,386	465	—	—
Adult-use excise taxes	$	(245)	(397)	(34)	—	—

Adult-use cannabis net revenue	$	3,057	1,989	431	—	—
Dried grams and gram equivalents sold (kg)	kg	3,872	334	67	—	—

Adult-use net revenue/gram equivalent	$	0.79	5.96	6.43	—	—

MEDICAL
Medical cannabis gross revenue	$	574	644	774	834	1,047
Medical cannabis excise taxes	$	(88)	(96)	(81)	(139)	(173)

Medical cannabis net revenue	$	486	548	693	695	874
Dried grams and gram equivalents sold (kg)	kg	83	90	104	107	129

Medical net revenue/gram equivalent	$	5.86	6.09	6.66	6.50	6.78

WHOLESALE
Wholesale cannabis gross revenue	$	401	655	340	—	—
Wholesale cannabis excise taxes	$	—	—	—	—	—

Wholesale cannabis net revenue	$	401	655	340	—	—
Dried grams and gram equivalents sold (kg)	kg	160	258	156	—	—

Wholesale net revenue/gram equivalent	$	2.51	2.54	2.18	—	—

INTERNATIONAL
International cannabis gross revenue	$	1,125	1,291	—	—	—
International cannabis excise taxes	$	—	—	—	—	—

International cannabis net revenue	$	1,125	1,291	—	—	—
Dried grams and gram equivalents sold (kg)	kg	450	493	—	—	—

International net revenue/gram equivalent	$	2.50	2.62	—	—	—

ANCILLARY REVENUE[1]	$	55	87	54	51	41

Total net revenue	$	29,468	27,145	22,132	17,007	14,499

[1]	Revenue outside of the primary operations of the Company. These revenues are derived from a management agreement held by the Company with arms-length partners.

HEXO CIB (Cannabis Infused Beverages)

Sales from the Company’s HEXO CIB revenue stream effectively represents the sales activity of the Company’s Truss joint business venture with Molson Canada. These sales began in the third quarter of the 2020 fiscal year. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss obtains its own separate licence from Health Canada. HEXO CIB operates under the Company’s cannabis licensing and in compliance with Health Canada and the Cannabis Act’s regulations. The Company has assessed the beverage revenue stream is to be realized by the Company and presented on a gross basis as defined under IFRS 15 (see the Company’s revenue recognition and presentation policy in Note 3 of the Company’s annual financial statements for the year ended July 31, 2020). The Company will continue to operate HEXO CIB until Truss has obtained its independent licensing to manufacture and sell cannabis products from Health Canada, at which point these operations will shift to Truss.

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OUTLOOK

The Company expects to be Adjusted EBITDA positive for the three months ended January 31, 2021, subject to certain assumptions (outlined below) regarding store count, product output, operational improvements, cost saving initiatives and the potential economic impact of COVID-19.

Assumptions built into the forecasted Adjusted EBITDA are partially based on the following: forecasted store rollouts based on conversations with provincial cannabis agencies; THC improvement from cultivation which are expected to lead to improved sales of favourably priced products; new product rollouts of Vapes, Extracts, Edibles/Beverages and Pre-rolls as well as the successful capture of market share of these products; Growth in sales to provinces outside Quebec; Changes to captive D&O Insurance resulting in cost savings; Trim utilization initiatives and operating expense driven by restructuring, reduced travel and consultants.

These assumptions are exclusive of the effects of COVID-19, which could be material.

ADULT-USE SALES

Non-Beverage Adult-Use Sales

In the three months ended October 31, 2020, the Company increased its gross adult-use sales from cannabis and cannabis products, (exclusive of cannabis infused beverages) by 15% quarter over quarter.

The sales increase in the current quarter as compared to the previous quarter was primarily influenced by the following factors;

•

Dried flower sales increased by approximately $2,006 showing growth of 7% period over period. This can be attributed to sales growth of the Company’s Original Stash brand, specifically the 28g product offerings which grew 28% and the 14g product offering which grew 42% during the quarter. The growth in the Original Stash 28g products is directly attributable to the 47% increase in the volume sold during the period.

•	The Company’s Original Stash Hash sales were increased by $1,789 due to growth of 163% in Ontario and 68% increase in Quebec.

•	Also contributing to the growth was the relaunching of the 20%+ THC content dried flower, UP brand to select markets during the period.

•

Additional vape and KLIK cannabis 2.0 product SKUs were launched into the market as the Company continues to diversify its cannabis offerings. This helped increase related oil product sales by $528 or 34%.

•

Pre-roll sales also saw positive growth of 14% increasing to $893, mainly due to the Company’s launching of Original Stash pre-rolls during the period. These generated just under half of the total pre-roll sales in the period and are a contributor to the Company’s reduction plan on carrying trim volume.

•

The average revenue contribution per gram and gram equivalent decreased by $0.78 from $2.95. This was, in part, due to the increase in value bulk formatted product sales in the quarter, as explained above.

The current period gross adult-use sales for non-beverage cannabis products almost doubled, growing 97% when compared the first quarter of fiscal 2020. This was due, in part, to the above factors for newly issued products since the comparative period and due to the following;

•

The Company’s focus on capturing market share, introducing new, diverse and innovative cannabis 2.0 products led to an increase of 168%, representing an increase of over 7,000 kg, in the Company’s non-beverage adult-use volume sold.

•

In the first quarter of fiscal 2020, the Company continued to be materiality impacted by the cannabis industry’s economic conditions which lead to price concessions and return provisions. This led to provisions against sales of $1,978 and was dictated by the slower than expected retail network roll-out throughout the industry, and the prevailing competitive pricing conditions of the legalized Canadian cannabis market.

Beverage Based Adult-Use Sales

The Company generated cannabis infused beverage net revenue growth of 54% in the current period when compared to the previous quarter.

The Company realized its first full quarter of cannabis infused beverage sales in the previous quarter (the fourth quarter of fiscal 2020). The current periods $3,302 of cannabis infused beverage revenue was derived from a diversified product mix when compared to the prior quarter in which only the Veryvell oil droppers were available to the market. In the current period, the Company introduced all five of Truss’s announced bottle/can format brands to the market, which aided in generating the additional sales and hence, is the driver of the reduction in the revenue per gram sold value.

20    MD&A

During the current period the new bottled products introduced generate a lower revenue per gram contribution between a range of $0.54 - $1.40. These new product offerings represented 86% of total adult-use beverage sales in the period. In the previous quarter, the Veryvell dropper products, which contain multiple servings, made up the entirety of the beverage sales generated, and possess a relatively higher revenue per gram as seen in the prior quarter.

There were no beverage sales in the comparative period of the three months ended October 31, 2019.

MEDICAL SALES

Medical net revenue for the three months ended October 31, 2020 decreased 11% to $574 from $644 from the previous quarter as a result of a lower total sales volume. Sales volumes decreased marginally by 7 kg and the revenue per gram fell by $0.23/g from the previous quarter. The medical sales dried flower price per gram was constant quarter over quarter, however, medical oil sales price per gram decreased by $0.97, thus the reduction of the net revenue per gram sold contribution in the period.

Compared to the first quarter of fiscal 2020, net medical sales decreased 44% from $874. This decrease is the result of the following factors; the first is a reduction in medical product pricing, in part, due to the competitive adult-use market thus lower net revenue per gram sold. The second factor is the Company’s shift towards focusing its resources on the adult-use market. Finally, bulk, value based product offerings have been introduced beginning in the third quarter of fiscal 2020, such as the Company’s 28 gram sized dried flower offerings.

WHOLESALE SALES

Wholesaling activity consists of transactions held between the Company and other licensed producers. The characteristics of such sales are generally large quantities at reduced prices per gram and gram equivalent. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products and therefore by nature contribute a higher net revenue per gram sold.

During the three months ended October 31, 2020, the Company continued its wholesaling activity with licensed producers and recognized $401 of bulk trim sales. The period’s sales decreased from $655 of bulk dried bud and distillate in the prior quarter, however, the net revenue per gram sold remained consistent. There was no wholesaling activity in the first quarter of fiscal year 2020.

Currently, the Company’s primary focus remains on the adult-use retail market, however, additional wholesaling opportunities continue to be assessed and evaluated as they arise and may or may not continue to be realized in future periods.

INTERNATIONAL SALES

The Company began selling internationally in the fourth quarter of fiscal 2020 with its sales to Israel. These sales continued in the period, remaining relatively flat at $1,125 and contributed $2.50 per gram sold compared to $1,291 and $2.62, in the previous quarter, respectively.

These sales currently arise from a 24-month purchase agreement established with an Israel based medical cannabis company at the end of fiscal year 2020. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products and therefore by nature contribute a higher net revenue per gram sold.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected cost to complete and selling costs and includes certain management estimates.

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS measures gross profit before adjustments and gross profit before fair value adjustments. Refer to section ‘Non-IFRS Measures’ for definitions.

21    MD&A

For the three months ended	October 31, 2020	July 31, 2020	October 31, 2019
	$	$	$
Revenue from sale of goods	41,300	36,140	19,297
Excise taxes	(11,887)	(9,082)	(4,839)

Net revenue	29,413	27,058	14,458
Ancillary revenue	55	87	41
Cost of sales	(19,087)	(19,041)	(9,947)

Gross profit before adjustments	10,381	8,104	4,552
Write off of biological assets and destruction costs	—	—	663
Write off of inventory	—	2,217	2,175
Write down/(up) of inventory to net realizable value	(1,543)	41,899	23,041

Gross (loss)/profit before fair value adjustments	11,924	(36,012)	(21,327)
Realized fair value amounts on inventory sold	4,806	6,656	6,663
Unrealized gain on changes in fair value of biological assets	(11,096)	(7,978)	(7,051)

Gross (loss)/profit	18,214	(34,690)	(20,939)

EXCISE TAXES

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excised taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Wholesale and International based sales are free of the excise tax burden.

Excise taxes as a percentage of beverage-based adult-use sales in the quarter decreased 10% quarter over quarter. The reason for this is due to the previous periods’ beverage sales were comprised of Veryvell oil dropper products only, which possess a higher excise tax burden due to the content of THC mg’s per unit when compared to the bottled/canned cannabis beverage products. The current periods beverage sales mix was 86% bottled/canned products which possess the excise tax burden applicable to a maximum of 5-10mg per unit, which has driven the excise taxes per revenue ratio down to 7%.

As a result of the approximate doubling of adult-use non-beverage sales in the period when compared to the first quarter of fiscal 2020, excise taxes corresponded by increasing 148%. As a percentage of revenues, excise taxes have grown to approximately 32% compared to around 28% and 26% in the previous quarter and comparative years period, respectively. The increase is, in part, driven by the impact of the Original Stash high volume value products representing a larger percentage of the total sales. These products possess a relatively low sales price per gram and thus inflates the excise tax expenses per sales dollar earned.

COST OF SALES & GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the three months ended October 31, 2020 and July 31, 2020;

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non- beverage	Adult-use beverages	Company total
October 31, 2020	$	$	$	$	$	$	$
Net revenue	24,344	486	1,125	401	26,356	3,057	29,413
Cost of sales	15,497	123	317	113	16,050	3,037	19,087

Gross profit before adjustments ($)	8,847	363	808	288	10,306	20	10,326
Gross margin before adjustments (%)	36%	75%	72%	72%	39%	1%	35%

July 31, 2020	$	$	$	$	$	$	$
Net revenue	22,575	548	1,291	655	25,069	1,989	27,058
Cost of sales	13,663	119	642	222	14,646	4,395	19,041

Gross profit before adjustments ($)	8,912	429	649	433	10,423	(2,406)	8,017
Gross margin before adjustments (%)	39%	78%	50%	66%	42%	(121%)	30%

Cost of sales for the three months ended October 31, 2020 remained consistent with previous quarter. The costs of sales remaining static and gross sales increasing by 14% is the result of the following factors. The first being an increase to CIB related sales and improvement of gross margin. The second factor being the reduction in gross margin of the adult-use non-beverage sales stream. Finally, the bolstered gross margins of international and wholesale sales also contributed

22    MD&A

Cost of sales for the current quarter increased 92% from $9,947 in the comparative period of fiscal 2020, which is consistent with the significant increase in gross sales during that period.

The Company’s consolidated gross margin for the three months ended October 31, 2020 improved to 35% from 30%, quarter over quarter. This increase is directly attributable to an improved gross profit of CIB during the period, which is the result of the increased sales and production levels, as the ramp up to optimal monthly production rates continues, thus reducing the fixed costs of production per unit.

During the period the Company’s total non-beverage gross margin declined approximately 3% from 42% in the previous quarter. The major contributing factor to this, was the Company’s non-beverage adult-use gross margin decreasing 3% to 39% in the period. This was due to the Company’s sales mix in the period increasing towards higher sales of value brand bulk dried flower. Also, the increase in hash of 168% period over period and other distillate-based products such as vapes and KLIK, led to a reduced margin. This is due to the flow through of higher costing gram equivalents being utilized within these products which are now being sold. The Company continues to make operational efficiencies and increase production output. These advancements, when realized, will result in improved applicable gross margins.

International sales to Israel continued in the period, which contained a 72% gross margin, up from 50% in the previous quarter. The increase is due to additional packaging costs incurred in the prior period which was adjusted for prospectively. As previously disclosed, wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with other licensed producers. Medical sales gross margin remained relatively consistent, period over period dropping slightly by 3% due to a reduction in oils sales in the period.

IMPAIRMENTS AND WRITE OFFS

The Company recorded a reversal of impairment in the three months ended October 31, 2020 of $1,543. The reversal was due to the Company selling previously impaired adult-use dried flower product in the current period.

The Company write downs on inventory to net realizable value of $23,041 during the three months ended October 31, 2019. The impairment losses were realized on the Company’s inventory and were comprised of the following;

•

Write down of a surplus of cannabis trim (trim was primarily used for extraction purposes) and milled products the amount of $14,016 due to an excess of stock relative to the Company’s short-term demand for cannabis distillate production;

•

Write down of bulk purchased product of $4,400 due, in part, to an oversupply in the market of bulk products with lower potencies as well as a relatively low value when compared to competing bulk goods with a higher potency in the current adult-use market;

•

Write down of oil based finished goods of $3,436 due a surplus of finished goods as oil-based products haven’t captured the market share as originally estimated. Also contributing to the impairment is the decision made by certain provinces to return oil products with packaged dates greater than 3 to 4 months old;

•	Write down of finished goods of $1,186 which are required to be archived as at October 31, 2019 and possess a net realizable value of $nil; and

•

The Company incurred a write off on its biological assets and inventory of $663 and $2,175, respectively due to the halted production at the Niagara facility, which was ultimately sold. This amount is comprised of $438 of biological asset impairment, $225 incurred associated with destruction costs of biological assets and $2,175 incurred for the destruction of inventory.

The continuing evolution of the cannabis industry and market conditions represent ongoing uncertainties that may affect the Company’s future financial results and impairments. See “Risk Factors” for additional economic and inventory risks.

FAIR VALUE ADJUSTMENTS

The realized fair value adjustment on inventory sold for the quarter ended October 31, 2020 decreased by 17% from $6,656 in the previous quarter. This variance relates to the increased sales mix of the value brand product formats such as 28g and 14g formatted Original Stash dried flower sales which possess a relatively low fair value per gram. The sale of trim derived products and distillate based products such as vapes, which also contribute a lower fair value adjustment on sales compared to the prior quarter, partially offset by increased total sales in the quarter.

The realized fair value adjustment on inventory sold for the quarter ended October 31, 2020 decreased by 18% from $6,663 in the comparative quarter of fiscal 2020. This variance is due to the above stated factors, as well as increased sales volumes offset by the decrease in the fair value per gram and gram equivalent sold when compared to the fourth quarter of fiscal 2020, due to pricing adjustments.

The unrealized gain on changes in fair value of biological assets for the current quarter increased to $11,096 compared to $7,978 for the prior quarter. The estimated yields on biological assets also increased in the period, as expected, due to the cyclical nature of climate change as we move past the warmer summer months, historically the Company’s lowest yields are experienced in the fourth fiscal quarter due to this. The use of higher yielding strains also contributed to the increase. The total number of plants on hand rose to 325,909 from 318,778, between quarters also aiding in the increase to the unrealized gain.

23    MD&A

The unrealized gain on changes in fair value of biological assets increased significantly from $7,051 in the same quarter of fiscal 2020 due to increased total number of plants on hand, increased expected yields as the Company continuously improves harvesting.

Operating Expenses

For the three months ended	October 31, 2020	July 31, 2020	October 31, 2019
	$	$	$
Selling, general and administration	11,916	12,436	15,973
Marketing and promotion	2,082	2,375	6,220
Share-based compensation	2,930	4,373	8,164
Research and development	1,033	677	1,744
Depreciation of property, plant and equipment	1,078	1,179	1,333
Amortization of intangible assets	331	249	1,666
Restructuring costs	525	(79)	3,722
Impairment of property, plant and equipment	803	46,414	702
Impairment of intangible assets	—	2,000	—
Realization of onerous contract	—	1,763	—
Disposal of long-lived assets	78	122	—

Total	20,776	71,509	39,524

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. Selling, general and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

SELLING, GENERAL AND ADMINISTRATIVE

During the three months ended October 31, 2020, the Company’s selling, general and administrative expenses decreased by 25% from $15,973 compared the first quarter of fiscal 2020. The Company executed a strategic plan in the later half of the prior fiscal in moving towards the goal of being adjusted EBITDA positive and reducing its operating expenses.

•	Total insurance expenses were reduced by $2,614, due to reduced directors and officer’s insurance as the Company was insured through a captive program;

•	General consulting expenses were reduced by $1,491 as the Company has reduced certain ongoing initiatives and its total vendors utilized by roughly 50% due to the maturity of its operations; and

•	Travel related expenses were reduced by $822 due to a general reduction in corporate travelling which, in part, is impacted by the COVID-19 pandemic.

The quarter over quarter selling, general and administrative expenses were reduced 4% as the Company continues to establish streamlined operations and lean out its operating expenses.

MARKETING AND PROMOTION

As compared to the three months ended October 31, 2019, marketing and promotion expenses decreased 67% from $6,220. This decrease is attributable to the rightsizing and cost reduction activities undertaken during the first and second quarters of fiscal year 2020. Promotional and sponsorship expenses in the comparative period were higher by $3,300 due to continuous marketing activities related to the cannabis 2.0 market which was legalized in mid-October 2019 as well as additional campaigns to increase brand awareness for new offerings such as Original Stash. Subsequent periods have experienced a more stable, reduced marketing and promotional expenses as a result.

Quarter over quarter marking and promotion expenses decreased $12% or $293. The decrease is attributable to reduced promotional activity in the period.

RESEARCH AND DEVELOPMENT (“R&D”)

During the three months ended October 31, 2020, R&D related expenses increased 53% period over period. This increase is the result of recasting of the Company’s Brantford facility as an R&D facility in which future strain development takes place. These associated costs are expensed rather than capitalized to inventory as a result have increased expense by $342 in the current period.

Compared to the first quarter of fiscal 2020, R&D expenses declined by 41%. This decrease is reflective of the rightsizing of the R&D and innovation departments during the second quarter of fiscal 2020, resulting in lower payroll related expenses across the department. Therefore, in the comparative period, the R&D and innovation expenses were still reflective of the Company preparing for the legalization of cannabis 2.0 in Canada and building the associated portfolio to launch into the new market.

SHARE-BASED COMPENSATION

In the three months ended October 31, 2020, share-based compensation decreased 33% and 64% from $4,373 in the previous quarter and $8,164 in the comparative period of fiscal 2020, respectively. The decrease is attributable to the vesting structuring of high value stock option grants issued in fiscal 2019 winding down towards less expensive vesting periods. Share-based expenses are weighted more significantly in the first twelve months after issuance due to their vesting structure, thus, critical vesting milestones have been

24    MD&A

reached. Subsequent grants in fiscal 2020 possess a lower call option burden to the Company due to lower market prices, and therefore lower contribution of expenses over time.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

The expensed depreciation of property, plant and equipment remained relatively consistent quarter over quarter and as compared to the first quarter of fiscal 2020.

AMORTIZATION OF INTANGIBLE ASSETS

During the three months ended October 31, 2020 the amortization of intangible assets remained consistent quarter over quarter.

The amortization of intangible assets decreased by $1,335 in the quarter when assessed against the comparative period of 2020. This decrease is the result of the disposal of the acquired cultivation licenses of the Niagara facility which was sold in June 2020 and therefore a lower cost base to which amortization is being applied.

RESTRUCTURING COSTS

During the period the Company began its first step in executing a restructuring of the business which resulted in costs of $525 for executive severance. An additional restructuring phase was undertaken subsequent to the period (see section ‘Restructuring’).

During the three months ended July 31, 2020, the Company realized a minor recovery on previously provisioned restructuring costs associated to the rightsizing of operations which took place in the first quarter of fiscal 2020.

These expenses were the result of the restructuring efforts to rightsize the Company as previously disclosed in the Company’s annual MD&A of fiscal 2020 in section ‘Corporate Restructuring.’ These costs were primarily comprised of severance, consulting fees and other payroll related termination costs.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Impairment losses on property, plant and equipment in the three months ended October 31, 2020 were $803 and driving this loss was a $761 impairment loss on the abandoned Montreal facility lease. The Company is currently assessing its options which may result in subletting the facility for the remainder of the lease agreement. The Company experienced similar impairment losses in the comparative period of fiscal 2020 in which the Company impaired the leases associated to the previous administrative office spaces in Hull Quebec.

During the previous quarter, impairment losses amounted to $46,414. On July 31, 2020, there existed indication of impairment to the Company’s CGU. During this review, management identified certain idle and/or redundant property, plant and equipment which did not contribute the Company’s future cash flows and does not currently align with the Company’s forecasted output. These assets were then impaired to their recoverable amount.

ONEROUS CONTRACT

The Company incurred no losses on onerous contracts during the three months ended October 31, 2020 and 2019.

During the three months ended July 31, 2020 the Company recognized onerous contract provisions of $1,763 relating to a fixed price supply agreement for the supply of certain cannabis products to which the Company is currently liable to receive. The onerous portion of the supply agreement is the deemed excess contract price over the current market pricing. The supply agreement is currently the subject of legal proceedings (see section – ‘Litigation’). The costs and purchase obligations under the contract exceed the economic benefits expected to be received.

Other Income and Losses

For the three months ended	October 31, 2020	July 31, 2020	October 31, 2019
	$	$	$
Revaluation of financial instruments gain/(loss)	733	(1,433)	297
Share of loss from investment in associates and joint ventures	(1,073)	(1,863)	(1,682)
Loss on inducement of convertible debentures	—	(54,283)	—
Unrealized loss on convertible debenture receivable	—	(86)	(2,627)
Unrealized loss on investments	(587)	(4,345)	(1,671)
Realized gain on investments	—	—	17
Foreign exchange gain/(loss)	(461)	(1,623)	(46)
Interest and financing expenses	(2,307)	(2,731)	(435)
Interest income	412	662	571
Other income	1,648	2,369	—

Total non-operating income/(loss)	(1,635)	(63,333)	(5,576)

25    MD&A

REVALUATION OF FINANCIAL INSTRUMENTS

On October 31, 2020, the Company revalued its financial instruments which resulted in a gain of $733 as the result of a reduction in the Company’s market price to $0.81 as compared to $0.91 at July 31, 2020. The USD denominated warrants result in a liability to the Company and are valued using the Black-Scholes Model at period end. Therefore, the loss incurred in the previous quarter was due to the increase in market price to $0.91 from $0.69 as at April 30, 2020.

The revaluation gain increased when compared to the first quarter of fiscal 2020, due to the decrease in the underlying market price in the current period being greater than the reduction witnessed in the comparative period. The underlying number of USD backed warrants have also increased to 13,473,056 due to the private placements executed in the second quarter of fiscal 2020, from 107,136 in the comparative period.

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The line item represents the Company’s share of the operational results of our held interests in associates and joint ventures and therefore are a function of their respective financial results for the period. In the current period, these losses were reduced moderately by the Company’s share of rent recovery income through the BCI joint venture. Excluding this, the losses from the Truss and Truss CBD USA remained relatively constant period over period and as compared to the three months ended October 31, 2019. The Company notes that the prior and comparative period reflect losses from the newly dissolved in the period, HEXO MED joint venture.

LOSS ON INDUCEMENT OF CONVERTIBLE DEBENTURES

There was no loss on early inducement on the Company’s outstanding convertible debentures during the three months ended October 31, 2020 and 2019.

In the prior quarter the Company finalized the early inducement of $29,860 aggregate principal amount of the convertible debentures. Debenture holders who participated in the early conversion were given a conversion factor rate of $0.80 compared to the original factor of $3.16. The early conversion participants were also granted one half-warrant for each common share issued. Effectively, this increase in the fair market value of the debentures resulted in a loss of $54,283 to the Company upon the revaluation of the debentures.

LOSSES ON CONVERTIBLE DEBENTURES RECEIVABLE

Prior to the conversion and disposal of the Company’s convertible debentures receivable, the instruments were marked-to-market at each period end date, resulting in an unrealized gain or loss. The Company convertible and disposed of these assets during the third quarter fiscal year 2020 thus there were no outstanding debentures receivable as of October 31, 2020 and July 31, 2020 and therefore no associated material gain/loss in the period.

In the comparative period the $10,000 of convertible debentures were outstanding and when marked-to-market an unrealized loss of $2,627 was recorded as the result of volatility in the underlying securities market price.

UNREALIZED LOSSES ON INVESTMENTS

During the three months ended October 31, 2020, the unrealized losses on investments were generated through unfavorable volatility in the underlying market prices of held securities. The decrease in these losses compared the comparative period of fiscal 2020 was due to a lower number of common shares and warrants held along with a larger fall in market price on said securities.

In the prior quarter, the majority of the loss was comprised of impairment of a level 3 private investment to its fair value of $nil for a loss of $4,000. The Company also impaired its joint venture investment in HEXOMED down to $nil for a loss of $707 as the joint venture was disbanded during the current period.

FOREIGN EXCHANGE GAIN/(LOSS)

Year over year there was a significant increase in the Company’s USD cash balances due to the two private placements executive in the second quarter of fiscal 2020 which generated gross proceeds of USD$45,000 as well as the June 2020 At-the-Market public offering which raised USD$12,751. As a result, foreign exchange loss activity became material beginning in the prior quarter. The reduction in the loss on foreign exchange quarter over quarter is due to the unfavorable decreased to the USD/CAD FX rate which fell to $1.33 from $1.34. Another driving factor was a reduction in the total USD cash on hand of $11,365 primarily due to foreign exchange rate risk management activity.

INTEREST AND FINANCING EXPENSES

These expenses are comprised of accrued and accreted interest generated the Company’s outstanding convertible debentures issued in December 2019 and therefore these were not present within the comparative period of fiscal 2020. The reduction of these expenses quarter over quarter is due to a full quarter realized of a reduced outstanding balance of convertible debentures after the early conversion of $29,860 in June 2020

OTHER INCOME

During the three months ended October 31, 2020 the Company There was a $1,219 recovery on partnership recognized is Other Income as the result of the Company’s arrangement with Truss in which the Company recovers its net loss incurred due to the operations of HEXO CIB (see section Cannabis Infused Beverage (“CIB”)”). This activity began in the prior period and has been reduced by realized efficiencies in production and fewer unabsorbable fixed and variable costs to CIB as the beverage options work

26    MD&A

towards reaching optimal capacity for output. The Company also realized a gain of $419 through exiting a former administrative office lease, penalty free on August 1, 2020.

Tax Recovery

In the comparative period of October 31, 2019, the Company realized a tax recovery of $6,023 to offset the remaining differed tax liability generated through the acquisition of Newstrike brands in fiscal year 2019. There no were tax recoveries in the current period.

Adjusted EBITDA

As defined under section ‘Non-IFRS Measures’ Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company’s continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q1’21	Q4’20	Q3’20	Q2’20	Q1’20
	$	$	$	$	$
Total net loss	(4,197)	(169,532)	(18,837)	(297,867)	(60,016)
Income taxes (recovery)	—	—	—	—	(6,023)
Finance expense (income), net	1,895	2,069	2,926	3,281	(136)
Depreciation, included in cost of sales	2,406	1,254	950	920	433
Depreciation, included in operating expenses	1,078	1,179	1,566	1,992	1,333
Amortization, included in operating expenses	331	249	341	1,683	1,666
Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(733)	1,433	(4,955)	(2,714)	(297)
Share of loss from investment in joint venture	1,073	1,863	1,195	1,591	1,682
Loss/(gain) on convertible debentures	—	86	212	413	2,627
Unrealized loss on investments	587	4,345	311	6,553	1,671
Realized loss/(gain) on investments	—	—	1,217	242	(17)
Foreign exchange loss/(gain)	461	1,623	(2,443)	(617)	46
Loss on inducement of convertible debentures	—	54,283	—	—	—
Non-cash fair value adjustments
Realized fair value amounts on inventory sold	4,806	6,656	10,764	5,447	6,663
Unrealized gain on changes in fair value of biological assets	(11,096)	(7,978)	(6,379)	(7,948)	(7,051)
Restructuring costs	525	(79)	865	259	3,722
Other non-cash items
Share-based compensation, included in operating expenses	2,930	4,373	5,651	7,603	8,164
Share-based compensation, included in cost of sales	596	511	396	964	238
Write-off biological assets and destruction costs	—	—	—	—	663
Write-off of inventory	—	2,217	—	—	2,175
Write (up)/down of inventory to net realizable value	(1,543)	41,899	(1,331)	16,089	23,041
Impairment loss on right-use-assets	761	2,000	—	476	702
Gain on exit of lease	(419)	—	—	—	—
Impairment loss on property, plant and equipment	42	46,414	220	31,606	—
Impairment of intangible assets	—	—	—	106,189	—
Impairment of goodwill	—	—	—	111,877	—
Recognition of onerous contract	—	1,763	—	3,000	—
Disposal of long-lived assets	78	122	3,237	497	—

Adjusted EBITDA	(419)	(3,250)	(4,094)	(8,464)	(18,704)

From total net loss, standard EBITDA items such as interest, taxes, depreciation and amortization were added back. Additional investment gains and losses were adjusted as these items are considered non-operating and/or in the start-up phase of operations. Non-cash fair value adjustments to inventory and biological assets were adjusted as these were non-cash. Restructuring costs were adjusted as they are considered non-recurring charges as they relate to one-time severance and payroll related costs outside of the Company’s ongoing operations. Other non-cash items are removed to arrive at Adjusted EBITDA which is a measure used by industry to approximate operating earnings.

During the three months ended October 31, 2020, the Company’s Adjusted EBITDA loss continued to improve as management works towards profitability of the Company. This improvement was driven by increased gross margin before fair value adjustments, as well as

27    MD&A

increased non-cash depreciation expensed through costs of sales due to the impact of produced inventory in periods with higher depreciation being sold. (See section Revenue, Excise taxes and Cost of Sales).

Quarterly Results Summary

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended July 31, 2020. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q1 ’21 October 31, 2020	Q4 ’20 July 31, 2020	Q3 ’20 April 30, 2020	Q2 ’20 January 31, 2020
Net revenue	$29,468	$27,145	$22,132	$17,007
Total net loss	(4,197)	(169,532)	(18,837)	(297,647)
Loss per share – basic	(0.01)	(0.40)	(0.07)	(1.13)
Loss per share – fully diluted	(0.01)	(0.40)	(0.07)	(1.13)

	Q1 ’20 October 31, 2019	Q4 ’19 July 31, 2019	Q3 ’19 April 30, 2019	Q2 ’19 January 31, 2019
Net revenue	$14,499	$15,424	$13,017	$13,438
Total net loss	(60,016)	(44,729)	(7,751)	(4,325)
Loss per share – basic	(0.23)	(0.21)	(0.04)	(0.02)
Loss per share – fully diluted	(0.23)	(0.21)	(0.04)	(0.02)

The net loss in the period was reduced significantly quarter over quarter mostly due to the previous period incurring $144,813 of total impairments and losses composed of; $54,283 of loss on inducement of convertible debentures (see ‘Other Income and Losses’); $46,414 of property, plant and equipment impairment (see ‘Operating Expenses’) and $44,116 of write offs and write downs of inventory in the period (see ‘Cost of Sales, Excise Taxes and Fair Value Adjustments’). The net of Q3 fiscal 2020 decreased significantly from the previous quarter as a result of $250,850 in impairments to goodwill, property, plant and equipment, intangible assets associated with the Niagara, ON facility realized in that period. The first quarter’s loss of fiscal 2020 was mostly impacted by $25,879 of inventory and biological asset impairment losses and write offs.

Financial Position

The following table provides a summary of our condensed interim consolidated financial position as at October 31, 2020 and July 31, 2020:

	October 31, 2020	July 31, 2020
Total assets	$693,773	$692,869
Total liabilities	137,760	136,193
Share capital	1,023,588	1,023,788
Share-based payment reserve	64,191	65,746
Warrants	95,617	95,617
Contributed Surplus	32,295	27,377
Non-controlling interest	3,750	3,379
Deficit	$(663,428)	$(659,231)

Total Assets

On October 31, 2020, total assets remained moderately flat, increasing less than 1% or $904 from $692,869 as at July 31, 2020. The following activities and events resulted in the nominal net increase during the period comprised of following variances:

•	The Company’s cash balance decreased $34,400 due to a captive insurance deposit of $23,000 (classified as restricted cash on the balance sheet) for a net decrease of $11,237;

•

Inventory increased $9,664 as the result of and increased to hash production of approximately $6,500 and an increase of $1,208 cannabis infused beverages both continue to build inventory to meet market demand. Packing materials increased approximately $600 as the Company transitions to pouch packaging from jars;

•	Biological assets increased by $2,903 due to expected yields increased period over period due to entering a higher yielding, weather favorable season to harvest;

•	Property, plant and equipment was decreased on a net basis of $1,650 as depreciation and impairments were greater than the periods additions of $3,955;

•	Investments in joint venture and associates decreased by $1,074 due to the Company’s shares of losses picked up through the equity method of accounting; and

•	Long term prepaid expenses increased by $1,657 due to a deposit made in the same amount to an insurance provider in place of a surety bond as required by the Canadian Tax Agency’s excise tax laws.

Total Liabilities

Current liabilities at October 31, 2020 decreased 30% from $82,487 at July 31, 2020. The significant reduction in the current liabilities balance since July 31, 2020 was caused by the Company not being in breach of its debt covenants as at October 31, 2020 (Note 15 of

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the condensed interim consolidated financial statements for the three months ended October 31, 2020), which was not the case at July 31, 2020. Hence is why, the long-term liability balance was proportionally increased in the period. This reclassification was offset by a nominal 2% increase due to a general increase in accounts payable and accrued liabilities due to increased activity in the CIB division as operations continue to scale. Offsetting this increase was the decrease of $2,985 in excise taxes payable as the Company held 2 months of excise taxes payable as at July 31, 2020 compared to just the one month at the period end.

Long term liabilities increased during the period to $79,723 from $53,706 as at July 31, 2020. The increase is due to the above as well as the convertible debentures accretion activity of $956, offset by the payments made against the Company’s term loan $875 and the reduction of the warrant liability of $733.

Share Capital

There were no material changes to the share-based payment reserve between the period end dates October 31, 2020 and July 31, 2020.

Share-Based Payment Reserve

The shares-based payment reserve decreased on a net basis by $1,555 compared to the balance of $65,746 as at July 31, 2020. The net decrease is the result of expired vested stock options of $4,918 exceeding the $3,363 of share-based compensation issued in the period. The high value of expired vested stock options in the period is the result of the restructuring activity which occurred in October 2019. The Company’s standard policy is vested stocks options expire after the one-year anniversary date of termination/voluntary exiting.

Warrants Reserve

There were no changes to the warrant reserve between the period end dates October 31, 2020 and July 31, 2020.

Contributed Surplus

The Company’s contributed surplus increased by $4,918 during the three months ended October 31, 2020 due to the expired stock options as stated above.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund our working capital needs, capital asset development and contractual obligations.

For the three months ended	October 31, 2020	October 31, 2019
	$	$
Operating activities	(6,104)	(34,219)
Financing activities	(3,270)	(1,136)
Investing activities	(25,026)	(36,936)

Operating Activities

Net cash used in operating activities for the three months ended October 31, 2020 decreased by 82% from ($34,219) in the comparative period as a result following:

•	A reduction in the period’s net loss of $61,819;

•	Net revenue increase of $14,969;

•	Changes to items note affected cash of $3,023 (October 31, 2019 –$37,173) composed primarily of;

•	Impairment and write offs of inventory added back were $1,543 of reversed impairment (October 31, 2019 – $25,879 of impairments and write offs);

•	Share-based compensation add back reduced to $2,930 (October 31, 2019 –$8,164);

•	Changes to non-cash working capital of ($4,930) (October 31, 2019 – ($11,376)) composed of;

•	Increase of inventories carried of ($12,688) (October 31, 2019 – increase ($32,823));

•	Increase in commodity taxes and other receivable collection of $3,669; and

•	Offset by a reduction in cash collection of accounts receivable by $14,219

Financing Activities

Net cash used in financing activities for the three months ended October 31, 2020 was $3,270, increasing from net cash used in the comparative period of $1,136 due to the following transactions.

•	Term loan payments of principal and interest amounted to $1,160 (October 31, 2019 – $872);

•	Interest on the December 2019 issued convertible debentures in the period was $803 (October 31, 2019 – $nil); and

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•	Lease payments and the respective interest payments were $1,107 (October 31, 2019 – $369).

Investing Activities

Cash used for investing activities in the three months ended October 31, 2020 was $25,026, an increase from cash outflows of $36,939 in the comparative period. The reduction in cash outflows was due of the following;

•	A deposit of $23,000 was made to fund the Company’s captive insurance (October 31, 2019 – $nil);

•	Acquired of property, plant and equipment for continuing capital projects was $1,709 (October 31, 2019 – cash used was $45,248); and

•	Capital calls were made to the Company’s joint ventures and investments in associates of were $nil (October 31, 2019 – $7,650).

Capital Resources

As at October 31, 2020, working capital totaled $250,312. The exercise of all the in-the-money warrants and stock options of the Company issued and outstanding as of October 31, 2020, using the closing market price of the common shares on the TSX of $0.81 on October 31, 2020, would result in an increase of cash of approximately $202 and $3,183, respectively.

The current periods operational cash outflows were reduced by $28,115 when compared to the three months ended October 31, 2019. The Company is continuously assessing its operational expenditures in order to streamline the business and cut down operational losses each period on the path to generating earnings per share. This is evidenced by the declining adjusted EBITDA over the past five fiscal quarters.

The following table provides information about the Company’s remaining funds from recent public offering and private placement and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings. The remaining cash related to financings raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Usage of Proceeds
April 13, 2020	Underwritten public offering (see below)	$46,046	The net proceeds generated from the public offering amounted to $43,290. The Company’s stated intended use of the net proceeds were for working capital and general corporate purposes.

Management has not adjusted its originally intended use of the net proceeds of the financing.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the underwritten public offering.

During the period the Company established a cell captive insurance program which resulted in the deposit of $23,000 which is currently held as restricted cash for director and officer insurance. This has been applied against raised capital.

After applying the current periods adjusted net loss and due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, the raise funds have been utilized as at October 31, 2020.

May 21, 2020	Underwritten public offering (see below)	$57,545	The net proceeds generated from the financing amounted to $54,493. The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

The Company has remained compliant with its stated intended use as at October 31, 2020 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, there is an estimated $49,879 remaining at period end.

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July 16, 2020 to July 31, 2020	At-the-market public offering (see below)	$34,551

The net proceeds generated from the financing amounted to $33,236.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) working capital; (ii) capital expenditures; and (iii) debt repayments.

The Company has remained compliant with its stated intended use as at October 31, 2020 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

Debt repayments on the Company’s term loan was $875 in the period and was applied against the financing.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, there is an estimated $32,388 remaining at period end.

April 2020 Underwritten Public Offering

On April 13, 2020, the Company closed an underwritten public offering for the purchase and sale of 59,800,000 units at a price of $0.77 per unit for gross proceeds of $46,046 before deducting fees and other estimated offering expenses, including 7,800,000 units sold pursuant to the exercise in full of an over-allotment option on closing. Each unit was comprised of one common share and one common share purchase warrant. The warrants have a five year-term and an exercise price of $0.96 per share.

May 2020 Underwritten Public Offering

On May 21, 2020 the Company closed an underwritten public offering for total gross proceeds or $57,545 through the issuance of 63,940,000 units at a price of $0.90 per unit. Each unit contained one common share and one common share purchase warrant (Note 22). Total issuance costs amounted to $3,065.

June 2020 ATM Offering

On June 16, 2020, the Company established the ATM program allowing the Company to issue up to $34,500 (or its U.S. dollar equivalent) of common shares to the public. The common shares sold through the ATM program were to be sold through the TSX, the NYSE and other marketplaces on which the common shares were listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains were applied) was generated through the issuance of 32,942,479 common shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883 remained for irrevocable sales which occurred prior to year-end and subsequently settled on August 5, 2020, at which time the remaining 979,500 shares were issued. Total issuance costs and broker fees amounted to $1,274.

Capitalization Table

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants, options and restricted share units as at December 14, 2020, October 31, 2020 and July 31, 2020.

	December 14, 2020	October 31, 2020	July 31, 2020
Common shares	488,645,748	483,445,248	482,465,748
Warrants	128,322,107	133,517,607	133,517,607
Options	29,825,533	30,740,534	30,014,703
Restricted share units	2,237,872	2,237,872	2,348,343
Convertible debentures	13,830,696	13,830,696	13,830,696

Total	662,861,956	663,771,957	662,177,097

As stated in section “Other Corporate Highlights and Events” for the current period, the Company issued a proposed 4 to 1 share consolidation to its shareholders, which was voted on and approved on December 11, 2020. The below table represents the estimated result of the post consolidation balances of issued and outstanding common shares and related securities as at December 14, 2020, October 31, 2020 and July 31, 2020.

	December 14, 2020	October 31, 2020	July 31, 2020
Common shares	122,161,437	120,861,312	120,616,437
Warrants	32,080,527	33,379,402	33,379,402
Options	7,456,383	7,685,134	7,503,676
Restricted share units	559,468	559,468	587,086
Convertible debentures	3,457,674	3,457,674	3,457,674

Total	165,715,849	165,942,990	165,544,275

Estimates are subject to change due to rounding activity.

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Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan (“Term Loan”) and up to a $15,000 in a revolving credit facility which since expired in the year end July 31, 2020. The credit facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and the loan is secured against the Company’s property, plant and equipment. The Company shall repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347.

During the year ended July 31, 2020 the Company amended its credit facility which resulted in:

(i)	The modification of financial covenants which require the Company to:

i.	Maintain a Tangible Net Worth Ratio of not more than 1:00 to 1:00 at all times;

ii.	Maintain a Cash Balance of more than $15,000 at all times; and

iii.	Maintain certain EBITDA requirements (as defined in the Credit Facility Agreement) with respect to each Fiscal Quarter.

The Company was in compliance with the revised financial covenants noted above as at October 31, 2020.

On July 31, 2020 the Company was not in compliance with an administrative banking covenant which mandated that the Company does not utilize a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. The Company received an amendment on October 29, 2020 allowing it to rectify this administrative breach by April 27, 2021. Therefore, since the amendment was received after July 31, 2020 and within the three months ended October 31, 2020 the Company classified its Term Loan as a current liability on July 31, 2020 and has classified the Term Loan between current and long term liabilities as appropriate at October 31, 2020. As at October 31, 2020 the Company continues working towards satisfying the terms of the above amendment.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

Year ended July 31,	2021	2022 – 2023	2024 – 2025	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	38,520	—	—	—	38,520
Excise taxes payable	4,136	—	—	—	4,136
Onerous contract	4,763	—	—	—	4,763
Convertible debentures	—	46,405	—	—	46,405
Term loan	2,625	26,250	—	—	28,875
Lease obligations	3,415	9,267	8,749	31,082	52,513
Capital projects (1)	4,737	—	—	—	4,737
Capital calls	2,975	—	—	—	2,975
Service contracts	4,426	1,222	213	—	5,861
Purchase contracts	127	—	—	—	127
Lease based operating expenses (2)	2,747	7,088	5,894	19,274	35,003

	68,491	90,232	14,856	50,356	223,935

(1)

Note the Company presents in commitments on capital projects on the basis of committed amounts to enacted purchase orders and therefore, inherently there may be differences between committed capital and approved budgets for capital projects. Refer ‘HEXO GROUP OF FACILTIES” for a general summary of these projects and their respective remaining approved capital budgets.

(2)

Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

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LITIGATION

Class Actions

As of October 31, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York. One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation, and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

As of October 31, 2020, the Company was named as a defendant in a proposed consumer protection class action filed on June 18, 2020 in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm

On January 24, 2020, the Company was served with a statement of claim commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company’s acquisition of Newstrike on May 24, 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith.

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents and its term loan. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2020, the Company had a term loan with a carrying value of $29,109 (July 31, 2020 – $29,930). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of

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the investments can be exchanged for. The Company elected an early conversion option in the year ended July 31, 2020 in which $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures were converted, which partially mitigates the Company’s Price Risk.

There would be no material impact (July 31, 2020 – no material impact) if the fair value of these financial assets were to increase or decrease by 10% as of October 31, 2020. The price risk exposure as at October 31, 2020 and July 31, 2020 is presented in the table below.

	October 31, 2020	July 31, 2020
	$	$
Financial assets	2,627	2,692
Financial liabilities	(2,717)	(3,450)

Total exposure	(90)	(758)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at October 31, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and short-term investments are held with four Canadian commercial banks that hold Dun and Bradstreet credit ratings of AA (July 31, 2020 – AA) and $145 is held with a credit union that does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the three months ended October 31, 2020 is $34 (July 31, 2020—$35).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at October 31, 2020; this amounted to $203,164 (July 31, 2020 – $211,860).

The following table summarizes the Company’s aging of trade receivables as at October 31, 2020 and July 31, 2020:

	October 31, 2020	July 31, 2020
	$	$
0–30 days	14,089	15,253
31–60 days	6,976	2,972
61–90 days	199	412
Over 90 days	703	789

Total	21,967	19,426

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended October 31, 2020, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 54%, 15% and 18%, respectively of total applicable periods gross cannabis sales (October 31, 2019 – three crown corporations representing 93%).

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 32%, 29% and 13% of total trade receivable, respectively as at October 31, 2020 (July 31, 2020 – the two crown corps SQDC and OCS representing 47% and 25% of total trade receivables, respectively).

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at October 31, 2020, the Company had $149,773 (July 31, 2020 – $184,173) of cash and cash equivalents and $21,967 (July 31, 2020 – $19,426) in trade receivables.

The Company has current liabilities of $58,037 and contractual commitments of $10,488 due before July 31, 2022. The Company’s existing cash and cash equivalents and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months.

The Company’s success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Foreign Currency Risk

On October 31, 2020, the Company holds certain financial assets and liabilities denominated in United States Dollars (“USD”) which consist of cash and cash equivalents, and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at October 31, 2020, approximately $34,755 USD ($46,286) (July 31, 2020 – $42,981 USD ($57,652)) of the Company’s cash and cash equivalents was in USD. A 1% change in the foreign exchange rate would result in a change of $463 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of USD denominated warrants.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s amended and restated annual audited consolidated financial statements for the fiscal year ended July 31, 2020, which is available under HEXO’s profile on SEDAR and EDGAR.

New & Upcoming Changes in Accounting Standards

New Accounting Policy

CAPTIVE INSURANCE

Insurance coverage for the Company’s directors and officers has been secured through a Captive Cell program (“the Captive Program”). The Captive Program was effected by entering into a participation agreement with registered insurer for the purposes of holding and managing the Company’s coverage funds through a separate cell account (the “Cell Captive”). The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. Currently the Captive Program funds are held as cash in the Cell Captive with the possibility of reinvestment into short-term investments and/or marketable securities in the future. As the funds cannot be transferred to other parts of the group without providing 6 month notice, the funds are disclosed as Restricted cash. The Company recognizes gains and losses from, interest, foreign exchange activity and/or fair market value adjustments through the Statement of Loss and Comprehensive Loss.

New Accounting Procurement Not Yet Effective

AMENDMENTS TO IAS 37: ONEROUS CONTRACTS AND THE COST OF FULFILLING A CONTRACT

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 5.24% of the outstanding shares of the Company as at October 31, 2020 (July 31, 2020 – 5.25%).

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Compensation provided to key management during the period was as follows:

For the year ended	October 31, 2020	October 31, 2019
	$	$
Salary and/or consulting fees	768	792
Termination benefits	525	616
Bonus compensation	—	42
Stock-based compensation	1,927	5,351

Total	3,220	6,801

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

On October 30, 2020, the Company granted to an executive and a director a total 1,398,606 stock options with an exercise price of $0.97. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. On this date, 28,645 restricted share units (“RSUs”) were granted to certain directors at a market price of $0.79 on the day of grant.

On June 26, 2020, the Company granted certain of its directors and executives a total 1,800,000 and 1,255,025, respectively stock options with an exercise price of $1.02. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. A total of 1,010,101 RSU’s were issued on the same date with a unit value of $0.99. The RSUs vest in full on the third-year anniversary after the grant date.

On April 28, 2020, the Company granted certain of its executives a total 900,000 stock options with an exercise price of $0.69. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSUs with an unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSUs vest in full on the third-year anniversary after the grant date.

Belleville Complex Inc.

The Company holds a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. The Company will be the anchor tenant for a 15-year, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership. Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at October 31, 2020 is $nil (July 31, 2020 - $nil).

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $1,075 in lease and operating expenses during the three months ended October 31, 2020 (October 31, 2019 - $907). This lease liability is recognized on the Company’s balance sheet under IFRS 16.

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 8).

The Company subleases section of its Belleville lease to Truss LP this sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 5). The Company recognizes a recovery on its partnership with Truss LP in Other receivables and Other income.

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produces and packages cannabis infused beverages in the CIB Facility (located at the Belleville Facility) and in the Gatineau Facility, an markets and sells beverages for the legal adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws, all for its own account and as a stand-alone division of HEXO. Truss LP applied to be a licensed producer of Cannabis during the period, but until the time where Truss LP obtains all regulatory approval required under the Cannabis Act (Canada), the TSSA will remain in place. Under the TSSA, Truss LP will be an exclusive supplier to the Company of all property and all services required to carry on the business, other than specific services which are required to be provided by HEXO. As a result of this arrangement, there is a receivable from Truss of $3,610 at October 31, 2020 (July 31, 2020 – $3,405). During the year, the Company purchased $4,289 (October 31, 2019 – $nil) of raw materials from Truss LP under the arrangement and received $1,220 (October 31, 2019 – $nil) of Income.

Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial

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reporting is reliable and that its financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Irrespective of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weaknesses in our internal control over financial reporting as at October 31, 2020, are set forth below. Despite the existence of the material weaknesses described below, the CEO and CFO, together with management, have concluded that the Condensed Interim Consolidated Statements of Financial Position, Condensed Interim Consolidated Statements of Loss and Comprehensive Loss, Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity and Condensed Interim Consolidated Statements of Cash Flows associated with this Management’s Discussion and Analysis, are presented in accordance with IFRS.

Material Changes to the Control Environment

The Company continued to experience issues with the existing Enterprise Resource Planning (“ERP”) system and is currently undertaking a major ERP optimization initiative. This initiative will provide an integrated system for inventory tracking and valuation from seed to sale. It will also advance the Company’s strategic goal of standardizing and automating business processes and controls across the organization and reducing reliance on complex spreadsheets. This business transformation will specifically address risks within the cannabis industry and is intended to facilitate improved ICFR.

During the period, the Company continued to expand into new markets with respects to the ready-to-drink cannabis infused beverages rollout. This resulted in the implementation of additional controls.

Identified Material Weaknesses and Remediation Plan

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Management has performed a detailed risk assessment to identify key accounts, business processes and related controls, which was predicated on process flow mapping with control owners. Deficiencies in control processes were then assessed and aligned to the five components of the COSO 2013 internal control framework.

As of the three months ended October 31, 2020, the Company began remediation activities for the material weaknesses identified during fiscal 2020 that are described below, however initiatives are still in the deployment stage. Based on this evaluation, management concluded that the material weaknesses below continue to exist as of October 31, 2020.

Functionality of the Enterprise Resource Planning (ERP) System

The Company identified multiple deficiencies in the ERP’s design and functionality during the year. Specifically, there is a reasonable possibility that IT dependent control activities relating to inventory management, property, plant and equipment, procurement and journal entry postings would not prevent or detect a material misstatement of the Company’s annual or interim statements on a timely basis.

The Company intends for the ERP to be reimplemented in the next fiscal period and will only place reliance upon the ERP when it has been demonstrated that supporting Information Technology General Controls (ITGCs) have been designed and are operating effectively. To strengthen control functionality of the ERP, management has begun implementing the following initiatives;

•	Assessment and remediation of the design, implementation and effectiveness of ITGCs that support the ERP, particularly those relating to change management;

•	Engaging internal and third-party resources to incorporate improved inventory tracking and valuation within the ERP and to minimize reliance on complex spreadsheets;

•	Integration of a fixed asset subledger into the ERP, supported by standardized fixed asset impairment and physical verification assessments to confirm the validity of data within the ERP;

•	Enhancements to the ERP’s purchasing functionality; including segregation of duties to initiate, authorize and release purchase orders;

•	Implementation of an automated journal entry workflow within the ERP, and;

•	Communication of policies, training and guidance regarding appropriate usage of the ERP.

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Control Environment

The Company did not adequately design or implement a comprehensive governance program for controls and industry-wide pressures precipitated elevated turnover, resulting in an ineffective control environment. As the Company was unable to emphasize adherence to control processes across the organization, this resulted in an increased likelihood of misstatements occurring.

To strengthen the controls surrounding the overall control environment, management has begun implementing the following initiatives;

•	Consistent cross-functional communication of strategic company objectives;

•	Implementing standardized, documented policies and controls, including assigning control owners who are accountable for maintaining control effectiveness;

•	Implementing standardized training, performance management and succession planning;

•	Bolstering the finance department by onboarding personnel who possess the appropriate degree of knowledge, expertise and training to perform complex financial transactions, and;

•	Development of a comprehensive, independent internal audit function to enhance monitoring of controls.

Risk Assessment

The Company did not design or implement an Enterprise Risk Management Program to identify and analyze risks. As a result, financial reporting processes and internal controls were not, in some instances, appropriately designed to address risks specific to the business.

To strengthen the controls surrounding risk assessment, management has begun implementing the following initiatives;

•	Design and implementation of an Enterprise Risk Management Program;

•	Internal Control training for key personnel and subject specific training for individuals responsible for complex accounting transactions for both IFRS and ICFR, and;

•	Regular review of control and governance documentation.

The above material weaknesses encompass multiple business processes and increase the possibility that a material misstatement on the consolidated financial statements would not be prevented or detected on a timely basis.

Information Technology General Controls

While the Company had ITGCs in place, some were assessed as ineffective. Consequently, this resulted in processes such as change management and user access management being deemed ineffective, contributing to issues with ERP functionality as described above.

To strengthen the ITGC environment, management has begun implementing the following initiatives;

•	Identification, assessment and remediation over the design, implementation and effectiveness of IT related internal controls over financial reporting, and;

•	Improving change management and user access management processes.

Complex Spreadsheet Controls

The Company did not implement and maintain effective controls surrounding complex spreadsheets. Controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, review of assumptions and estimates, completeness of data comparative to the ERP, and the accuracy of formulas. Specifically, the complexity of spreadsheets resulted in adjusting entries required to correct significant account balances related to inventory, property, plant and equipment and tax.

To strengthen the controls over the use of complex spreadsheets, management has begun implementing the following initiatives;

•

Engaging internal and third-party resources to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting, and;

•	Implementation of new financial applications to minimize, where possible, manual reliance and usage of complex spreadsheets in future periods.

Fixed Assets

The Company did not have a fixed assets subledger within its ERP, instead maintaining this information within complex spreadsheets. This led to increased risk of error regarding the identification, tracking, classification, disposal, and depreciation of fixed assets.

To ensure that fixed asset registers are complete, accurate and appropriately valued, management has begun implementing the following initiatives;

•	Documenting and communicating policies regarding the purchase, transfer and disposal of capital assets;

•	Integration of the fixed asset subledger into the ERP, and;

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•	Introducing standardized fixed asset physical verification procedures.

Financial Reporting

The Company did not maintain effective process level and management review controls over financial reporting processes, reconciliations, the application of IFRS and accounting measurements related to complex transactions. Some journal entries were not subject to consistent review and approval prior to posting. To strengthen the controls surrounding the financial reporting process, management has begun planning the following initiatives;

•	Assessing roles and responsibilities within the finance and accounting function, as well as providing tools, processes and training to functional staff, and;

•	Implementation of a cloud-based financial reporting application to automate and control the financial statement close process, in addition to the automation of workflows within the ERP

Procurement

The Company did not have effective controls around the authorization of purchases. This material weakness was initially identified July 31, 2019.

During fiscal 2020, the Company introduced a comprehensive Procurement policy, updated the Governance Authority Matrix, provided additional training and guidance regarding adherence to the above and began implementation of an automated purchasing functionality within the ERP.

Management has determined that this material weakness will be fully remediated once the automated purchasing functionality has been implemented and assessed as operating effectively over a full financial reporting period.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations and may cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 29, 2020 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

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Our business operations are dependent on our licence under the Cannabis Regulations. These licenses expire on various dates and must be renewed by Health Canada. Failure to comply with the requirements of our licenses or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

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Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

•

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

•	We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

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The volatile Canadian cannabis industry has resulted in several of the Company’s peers to undergo similar rightsizing efforts which could saturate the market with similar assets the Company intends to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

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The continued spread of COVID-19 nationally and globally could also disrupt our cultivation and processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or abroad, which could adversely impact materially the company’s business, operations or financial results.

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Since the latter part of February 2020, financial markets have experienced significant volatility in response to the developing COVID-19 pandemic and equity markets in particular have experienced significant declines. The continued spread of COVID-19 nationally and globally may impact the Company’s ability raise sufficient capital.

•

We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

•	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

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•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•

The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

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We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

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Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

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The Company’s credit facility, could expose the Company to risks that its cash flows may become insufficient to satisfy required payments of principal and interest, the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

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The credit facility contains covenants that require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company’s ability to execute its plans.

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Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

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We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

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Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•	The potential expansion into international operations will result in increased operational, regulatory and other risks.

•	There may be a risk of corruption and fraud in any emerging markets in which the Company expands too.

•	The Company’s operations in emerging markets to which it expands could pose an increased inflation risk on the business.

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The Company’s ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company’s operations.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

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Our activities and resources are currently primarily focused on our facilities on the Gatineau and Belleville campuses, and we will continue to be focused on these campuses for the foreseeable future. Adverse changes or developments affecting these campuses would have a material and adverse effect on our business, financial condition and prospects.

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We expect to derive a significant portion of our future revenues from the legalized adult-use cannabis industry and edible cannabis 2.0 market in Canada, including through our agreements various provincial governing bodies which do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

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We expect to derive a significant portion of our future revenues from the sale of future products of which are still being actively developed and put into production. Failure to adequately meet market demand for edible product in a timely fashion may adversely impact the Company’s profitability.

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The adult-use cannabis industry has encountered and may continue to encounter price compressions, which may adversely impact the Company’s profitability. In addition, such price compressions, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

•	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

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Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

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A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

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Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Volatility of energy costs and the loss of preferred rate status may adversely impact our business and our ability to operate profitably.

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We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

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As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

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Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

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Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	Conflicts of interest may arise between the Company and its directors.

•	We may not pay any dividends on our common shares in the foreseeable future.

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The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

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Our common shares are listed on the TSX and NYSE; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and/or NYSE.

•	The Company is subject to restrictions from the TSX and NYSE which may constrain the Company’s ability to expand its business internationally.

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The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the recreational marijuana industry in Canada.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company may not be successful in the integration of acquisitions into our business.

•	The Company may be unable to successfully achieve the objectives of our strategic alliances.

•	The Company’s operations are subject to increased risk as a result of international expansion.

•	The Company operates in a highly regulated industry which could discourage any takeover offers.

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We maintain or self-insure various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

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Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

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Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

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The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

•	The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

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We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

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The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

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